Exhibit (a)(5)(4)

[TRANSCRIPT OF EMAIL TO EMPLOYEES ON JUNE 27, 2003]

[CELLSTAR LETTERHEAD]

To:	CellStar Employees

On March 14, 2003, we announced that the Board of Directors of CellStar had authorized a stock option exchange program and that such program was to be implemented during the summer of 2003. CellStar still intends to implement this stock option exchange program once CellStar stockholders approve a new stock option plan. However, since our annual stockholders’ meeting has been temporarily postponed, the implementation of the stock option exchange program has also been delayed.

As you may recall, the program is to be voluntary, allowing CellStar employees to cancel their current stock options with exercise prices of $24.00 or more per share in exchange for new options to be granted by CellStar no earlier than six months and one day after the current options are cancelled. The new options are to be issued for one-third of the number of shares of the current options, rounded to the nearest share, with an exercise price equal to the market value of CellStar common stock on the date of grant. Participants in the program will also be required to exchange all options granted to them within six months prior to the cancellation of their current options, regardless of the exercise price.

CellStar intends for the new options to be granted pursuant to a new stock option plan that is subject to the approval of CellStar’s stockholders at the annual meeting. Once the annual meeting has been held and, provided the new stock option plan is approved, CellStar will provide you with further details concerning the timing and other aspects of the stock option exchange program.

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CellStar Corporation has not commenced the offer to exchange that is referred to in this communication. Upon commencement of such offer, CellStar Corporation will file with the Securities and Exchange Commission a Schedule TO and related exhibits, including the offer to exchange, letter of transmittal and other related documents. Employees of CellStar Corporation who are option holders are strongly encouraged to read the Schedule TO and related exhibits, including the offer to exchange, letter of transmittal and other related documents, when these become available as they will contain important information about the offer. The Schedule TO and related exhibits will be available without charge at the Securities and Exchange Commission website at www.sec.gov and will be delivered without charge to all employees of CellStar Corporation who are option holders. Additional copies of these documents may be obtained without charge by employees of CellStar Corporation who are option holders by contacting the person specified in these documents when they become available.

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Sincerely,

Elaine Flud Rodriguez

Senior Vice President and General Counsel